UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☒Form 10-K ☐Form 20-F ☐ Form 11-K ☐Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2019

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

APYX MEDICAL CORPORATION

Full Name of Registrant

Former Name if Applicable

5115 Ulmerton Road

Address of Principal Executive Office (Street and Number)

Clearwater, Florida 33760

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Company’s current and prior auditors have not completed their audit and consent procedures within the required filing period, as additional time is required relating to the discussion in Part IV below. We anticipate these procedures and our filing will be complete within the extension period.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
 (Attach extra Sheets if Needed)

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Tara Semb	(727)	384-2323
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐
(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On March 12, 2020, our Management and the Audit Committee of the Board of Directors, following discussion with our predecessor independent registered public accounting firm, concluded that the Company's previously filed financial statements for the twelve months ended December, 31 2018 and the quarterly statements for the three and nine months ended September 30, 2018 and three months ended March 31, 2019, can no longer be relied upon as the result of the aggregation of errors identified by Management and the Company’s new accounting personnel during 2019 related to the following:

–	The elimination of markup on intercompany sales from our subsidiary in Bulgaria,

–	The collection and remission of employee’s income and payroll taxes related to the exercise of stock options in 2018 and 2019,

–	The accrual and remission of the employer portion of payroll taxes related to those stock options exercises,

–
Reporting the incorrect amount of income to employees on their form W-2 for both non-qualified and incentive stock option exercises and misclassification of some non-qualified stock option exercises as incentive stock option exercises,

–	Accounting for stock-based compensation expense (related to forfeitures, vesting periods, modifications, fair value measurements and other miscellaneous items)

–	Accounting for revenue and deferred expenses related to pre-developments activities in some of its OEM contracts

The above was reported on the Company’s Report on Form 8-K filed with the Commission on March 16, 2020.

APYX MEDICAL CORPORATION
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 16, 2020	By:	/s/ Tara Semb
Tara Semb Chief Financial Officer, Treasurer and Secretary